Exhibit 21.1

Euronav NV Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Euronav (UK) Agencies Limited	UK
Euronav Luxembourg SA	Luxembourg
Euronav SAS	France
Euronav Ship Management SAS	France
Euronav Ship Management (Hellas) Ltd.	Liberia
Euronav Hong Kong Limited	Hong Kong
Euronav Singapore Pte. Ltd.	Singapore
E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd.	Cyprus
Euronav Shipping NV	Belgium
Euronav Tankers NV	Belgium
Fiorano Shipholding Limited	Hong Kong
Larvotto Shipholding Limited	Hong Kong
Euronav MI Inc.	Marshall Islands

Joint ventures
Kingswood Co. Ltd.	Marshall Islands
Seven Seas Shipping Ltd.	Marshall Islands
TI Africa Ltd.	Hong Kong
TI Asia Ltd.	Hong Kong
Tankers (UK) Agencies Ltd.	UK
Tankers International Ltd.	UK